Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio)

	Three Months Ended March 31, 2018	Year Ended Dec. 31
		2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income	$350	$1,690	$1,704	$1,527	$1,545	$1,432
Add: Fixed charges	192	756	746	700	677	686
Add: Dividends from unconsolidated subsidiaries	9	41	46	40	37	37
Deduct: Equity earnings of unconsolidated subsidiaries	6	30	42	34	30	30
Total earnings, as defined	$545	$2,457	$2,454	$2,233	$2,229	$2,125
Fixed charges, as defined:
Interest charges	$170	$663	$647	$595	$567	$575
Interest component of leases	22	93	99	105	110	111
Total fixed charges, as defined	$192	$756	$746	$700	$677	$686
Ratio of earnings to fixed charges	2.8	3.3	3.3	3.2	3.3	3.1